Exhibit 99.1

LexinFintech Holdings Ltd. Announces Share Purchase by Senior Management

SHENZHEN, China, Dec. 01, 2021 (GLOBE NEWSWIRE) -- LexinFintech Holdings Ltd. (“Lexin” or the “Company”) (NASDAQ: LX), a leading online consumption and finance platform in China, today announced that members of its senior management have informed the Company that they planned to use their personal funds to purchase the Company’s American depository shares (the “ADSs”), and some purchases had been made in the past few days. Led by Chairman and Chief Executive Officer Jay Wenjie Xiao, President Jared Yi Wu, Chief Financial Officer Sunny Rui Sun, Chief Financing Cooperation Officer Kris Qian Qiao, Chief Human Resource Officer Shirley Yunwen Yang and Chief Marketing Officer Jason Ming Zhao, the members intend to continue the purchase to up to US$10 million worth of the ADSs within the next six months, pursuant and subject to applicable laws and the Company’s securities trading policy.

Each senior management member makes his or her own independent decision on the share purchase and its terms. The share purchases have been, or may be, made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations.

“The management team is fully aligned with the regulatory guidance and dedicated to refining our business model and developing new initiatives, such as Maiya and Le Partners,” said Mr. Jay Wenjie Xiao. “We are confident that these efforts will lead to stable and sustainable growth of Lexin.”

About LexinFintech Holdings Ltd.

Lexin is a leading online consumption and finance platform in China. Established in 2013, the Company leverages a deep understanding of Chinese consumers and advanced technology capabilities to connect fast-growing consumers with financial institutions.

For more information, please visit http://ir.lexin.com.

To follow us on Twitter, please go to: https://twitter.com/LexinFintech.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Lexin’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotation from management in this announcement contains forward-looking statements. Lexin may also make written or oral forward-

looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Lexin’s goal and strategies; Lexin’s expansion plans; Lexin’s future business development, financial condition and results of operations; Lexin’s expectation regarding demand for, and market acceptance of, its credit and investment management products; Lexin’s expectations regarding keeping and strengthening its relationship with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Lexin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Lexin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

LexinFintech Holdings Ltd.

IR inquiries:

Patricia Cheng

Tel: +86 (755) 3637-8888 ext. 6258

E-mail: patriciacheng@lexin.com

Media inquiries:

Limin Chen

Tel: +86 (755) 3637-8888 ext. 6993

E-mail: liminchen@lexin.com